UNITED STATES

SECURITIES AND EXCHANGE COMMISISION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

Ameren Corporation

Savings Investment Plan

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Ameren Corporation Savings Investment Plan

St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Ameren Corporation Saving Investment Plan as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Ameren Corporation Saving Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

South Bend, Indiana

June 26, 2015

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments at fair value (Notes 3 and 4)	$1,986,811,183	$1,883,823,892
Cash	1,376,760	649,966

Receivables
Notes receivable from participants	34,286,429	34,168,061
Participant contributions	1,207,220	977,076
Employer contributions	408,803	341,156
Dividends and interest	543,657	168,492
Due from brokers for securities sold	2,572,524	9,798,923

Total receivables	39,018,633	45,453,708

Total assets	2,027,206,576	1,929,927,566

Liabilities
Accrued expenses	512,195	526,670
Due to brokers for securities purchased	2,737,609	8,465,461

Total liabilities	3,249,804	8,992,131

Net assets reflecting all investments at fair value	2,023,956,772	1,920,935,435

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(671,952)	–

Net assets available for benefits	$2,023,284,820	$1,920,935,435

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013

Additions:
Investment income
Interest and dividends	$19,487,310	$17,354,784
Net appreciation in fair value of investments (Note 3)	133,252,528	296,520,990

Total investment income	152,739,838	313,875,774

Interest on notes receivable from participants	1,360,540	1,380,670
Participant contributions	75,475,166	77,742,838
Employer contributions	27,956,504	28,722,948

Total additions	257,532,048	421,722,230

Deductions:
Benefits paid to participants	151,955,091	108,842,718
Administrative expenses (Note 6)	3,227,572	2,955,066

Total deductions	155,182,663	111,797,784

Net increase	102,349,385	309,924,446

Net assets available for benefits
Beginning of year	1,920,935,435	1,611,010,989

End of year	$2,023,284,820	$1,920,935,435

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the option to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment, and part-time or temporary employees are eligible to participate upon completion of a year of service of at least 1,000 hours. Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment; they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $5,500 in 2014 and 2013 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including Company stock. Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Such elections may be changed daily.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2014 and 2013, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Through its investment in a stable value separate account, and prior to February 3, 2014, a stable value collective trust, the Plan has invested in fully benefit-responsive investment contracts. Investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. On December 9, 2013, in conjunction with the announcement to terminate the stable value collective trust, the investment contracts held in the collective trust were terminated and the underlying assets were liquidated and invested in a money market fund. Therefore, at December 31, 2013, no adjustment from fair value to contract value is presented in the Statement of Net Assets Available for Benefits. On February 3, 2014, the Plan liquidated its investment in the stable value collective trust and invested in a stable value separate account. Thus, as of December 31, 2014, the Statement of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contracts, as well as the adjustment of investment contracts from fair value to contract value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

Investment Valuation and Income Recognition

All investments are presented at fair value as of December 31, 2014 and 2013. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) revenue sharing payments (payments made directly from investment managers to the recordkeeper), (2) fees accrued in the investment funds that do not pay revenue sharing, and (3) flat dollar fees that are assessed to all Participants quarterly.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Concentrations

Company common stock comprised 12% and 11% of investments at December 31, 2014 and December 31, 2013, respectively.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

3.	Investments

The following table presents investments of the Plan at December 31, 2014 and 2013, respectively:

	2014	2013
Investments at Fair Value
Common Stocks
Ameren Corporation(1)	$248,306,627	$203,615,803
Jennison Large Cap Growth Equity Portfolio(2)	91,969,971	87,038,886
William Blair Small/Mid Cap Growth Portfolio(2)	52,197,747	56,134,793
Columbus Circle Small/Mid Cap Growth Portfolio(2)	43,131,102	48,055,498
Investment Contracts
Galliard Stable Value Portfolio(1)(3)	271,318,703	–
Managed Domestic Equity Funds
BlackRock Equity Index Fund(1)(4)	216,739,324	185,113,320
BlackRock Russell 2500 NL Fund(1)(4)	138,419,624	134,604,063
AllianzGI NFJ Dividend Value CIT(1)(4)	138,865,150	126,067,370
NWQ Small/Mid Cap Value Fund(4)	79,241,954	86,627,893
Touchstone Sands Capital Institutional Growth Fund(5)	50,151,187	47,753,206
Managed International Equity Funds
American Funds EuroPacific Growth Fund(1)(5)	122,967,205	135,585,724
BlackRock MSCI ACWI ex-US IMI Index NL Fund(4)	46,952,719	34,969,961
Managed Stable Value Fund
Northern Trust Company Collective Stable Asset Fund(1)(4)(6)	–	329,987,916
Managed Fixed Income Funds
PIMCO Total Return Fund(5)	73,200,714	76,347,473
BlackRock US Debt Index NL Fund(4)	38,198,496	19,476,360
BlackRock TIPS Bond Index Fund(4)	15,630,986	15,383,178
Fidelity Management Trust Co. Institutional Cash Portfolio(5)	23,665,552	753,684
Managed Target Retirement Funds
BlackRock LifePath Index NL 2020 Fund(4)	90,104,434	75,592,791
BlackRock LifePath Index NL 2025 Fund(4)	68,739,236	60,287,860
BlackRock LifePath Index NL 2030 Fund(4)	45,847,351	38,412,030
BlackRock LifePath Index NL 2015 Fund(4)	–	36,768,758
BlackRock LifePath Index NL 2035 Fund(4)	23,818,265	18,864,527
BlackRock LifePath Index NL 2040 Fund(4)	21,325,453	17,117,021
BlackRock LifePath Index NL 2045 Fund(4)	17,629,758	14,366,532
BlackRock LifePath Index NL Retirement Fund(4)	44,158,903	13,497,446
BlackRock LifePath Index NL 2050 Fund(4)	15,642,916	12,082,270
BlackRock LifePath Index NL 2055 Fund(4)	6,928,616	4,369,855
Overnight Deposit Instrument
BBH&Co. Cash Management Service	1,659,190	4,949,674

Total investments	$1,986,811,183	$1,883,823,892

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and December 31, 2013.
(2)	This portfolio is structured as a separate account and holds individual equity securities.
(3)	This portfolio holds individual investment contracts, which include synthetic guaranteed investment contracts (“synthetic GICs”) and separate account guaranteed investment contracts (“separate account GICs”) that have collective trusts and pooled separate accounts as underlying investments, respectively.
(4)	This managed account is structured as a collective trust.
(5)	This managed account is structured as a mutual fund.
(6)	As of December 31, 2013, the Northern Trust Company Collective Stable Asset Fund had terminated its investment contracts and the underlying assets were invested in a money market fund.

During 2014 and 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2014	2013
Net appreciation (depreciation)

Collective Investment Trusts	$67,449,298	$184,207,306
Common Stocks	69,975,637	84,363,075
Pooled Separate Accounts	1,018,685	–
Mutual Funds	(5,191,092)	27,950,609

Total net appreciation in fair value of investments	$133,252,528	$296,520,990

4.	Fair Value Measurements

The authoritative guidance issued by the FASB regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

There have been no changes in the methodologies used during 2014.

•	Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1 inputs).

•

Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•

Collective trust funds, excluding the stable value collective trust fund: Valued at the NAV of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the underlying investments held by the fund less its liabilities (Level 2 inputs). This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Under ordinary market conditions, redemptions of investments in collective trusts are permitted as of daily or monthly valuation dates, as applicable, and are executed at NAV. The investment objective of each of the equity trusts is to track the performance or outperform one of the following indices: the S&P 500 Index, the Russell 1000 Value Index, the Russell 2500 Index, the Russell 2500 Value Index, and the MSCI All Country World Ex-US IMI Index. The investment objective of each of the fixed income trusts is to track the performance or outperform one of the following indices: the Barclays U.S. Aggregate Bond Index, the Barclays U.S. TIPS Index, The Barclays 1-3 Year Government Index, the Barclays Intermediate Aggregate Index, and the Barclays 3 Year Treasury Bellwether Index + 75. The investment objective of each of the target retirement trusts is to provide exposure to markets from around the world in one fund, with each fund becoming more conservative as it moves toward its target date.

•

Stable value collective trust fund: The fair values of participation units in the stable value collective trust fund were based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including any direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund as of the Plan’s financial statement date (Level 2 inputs). The fund generally provided for daily redemptions by the Plan at reported net asset value per share with no advance notice

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

requirements. If the Plan requested a full redemption of its interest in the fund, the collective trust provided for payment within 12 months following the redemption request. See Note 2 for a discussion of the fund’s termination of the fully benefit-responsive contracts in December 2013. Through December 9, 2013, the fund invested in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a competitive, short-term total rate of return while preserving the safety of capital and limiting market risk. Beginning December 10, 2013, in preparation for the fund’s termination, all fund assets were invested in a money market fund. The Plan liquidated its interest in the stable value collective trust fund on February 3, 2014.

•

Investment contracts: The fair values of investment contracts are based on the cumulative fair value of the wrapper contracts and the underlying portfolios. The Plan invests in two types of investment contracts: synthetic GICs and separate account GICs. Synthetic GICs are comprised of two components: (1) wrapper contracts issued by a financial institution and (2) collective trust funds which hold fixed income investments whose market prices fluctuate. The fair values of the wrapper contracts are the present values of the difference between the wrapper fees the issuer would charge (i.e., fees re-bid as of year-end provided by the issuer for accounting purposes) and the contracted wrapper fees currently being charged (Level 2 inputs). Units of collective trust funds are valued at NAV, as previously described. Separate account GICs are comprised of two components: (1) wrapper contracts issued by an insurance company and (2) pooled separate accounts which hold segregated portfolios of fixed income securities whose market prices fluctuate. The fair values of wrapper contracts are the present values of the difference between the wrapper fees the issuer would charge (i.e., fees re-bid as of year-end provided by the issuer for accounting purposes) and the contracted wrapper fees currently being charged (Level 2 inputs). The pooled separate accounts are valued daily by the insurance company. The NAV, as provided by the insurance company, is used as a practical expedient to estimate fair value. The NAV is based on the underlying investments held less its liabilities (Level 2 inputs). Under ordinary market conditions, redemptions of investments in pooled separate accounts are permitted as of daily or monthly valuation dates, as applicable, and are executed at NAV.

•

Overnight deposit instrument: The fair value is estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2014:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stocks
US large capitalization - Plan sponsor stock	$248,306,627	$–	$–	$248,306,627
US large capitalization - other	91,969,971	–	–	91,969,971
US small and mid-capitalization	95,328,849	–	–	95,328,849
Mutual funds
Domestic equity funds	50,151,187	–	–	50,151,187
International equity funds	122,967,205	–	–	122,967,205
Fixed income funds	96,866,266	–	–	96,866,266
Collective trust funds
Domestic equity funds - indexed	–	355,158,948	–	355,158,948
Domestic equity funds - actively managed	–	218,107,104	–	218,107,104
International equity funds	–	46,952,719	–	46,952,719
Fixed income funds	–	228,205,708	–	228,205,708
Target retirement date funds	–	334,194,932	–	334,194,932
Pooled separate accounts - fixed income	–	96,925,104	–	96,925,104
Overnight deposit instrument	–	1,659,190	–	1,659,190
Investment contract	–	17,373	–	17,373

	$705,590,105	$1,281,221,078	$–	$1,986,811,183

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2013:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stocks
US large capitalization - Plan sponsor stock	$203,615,803	$–	$–	$203,615,803
US large capitalization - other	87,038,886	–	–	87,038,886
US small and mid-capitalization	104,190,291	–	–	104,190,291
Mutual funds
Domestic equity funds	47,753,206	–	–	47,753,206
International equity funds	135,585,724	–	–	135,585,724
Fixed income funds	77,101,157	–	–	77,101,157
Collective trust funds
Domestic equity funds - indexed	–	319,717,383	–	319,717,383
Domestic equity funds - actively managed	–	212,695,263	–	212,695,263
International equity funds	–	34,969,961	–	34,969,961
Stable asset fund	–	329,987,916	–	329,987,916
Fixed income funds	–	34,859,538	–	34,859,538
Target retirement date funds	–	291,359,090	–	291,359,090
Overnight Deposit Instrument	–	4,949,674	–	4,949,674

	$655,285,067	$1,228,538,825	$–	$1,883,823,892

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2014 or 2013.

5.	Investment Contracts

In February 2014, the Plan invested in a stable value separate account managed by Galliard Capital Management (“Galliard”). The separate account holds an investment in a money market mutual fund and investment contracts issued by the following insurance companies:

•	American General Life Insurance Company (“AGL”)

•	Prudential Insurance Company of America (“Prudential”)

•	New York Life Insurance Company (“NYL”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Life Insurance Company (Met Life”)

The investment contracts with AGL, Prudential, and NYL are generally referred to as security-backed investment contracts and the underlying investments of these contracts are units of collective trust funds. The investment contracts with Mass Mutual and Met Life are generally referred to as separate account GICs and the underlying investments of these contracts are segregated portfolios of fixed income securities.

The interest crediting rates of the investment contracts are based on the contract values, and the fair value, duration, and yield to maturity of the underlying portfolios. These contracts allow for realized and unrealized gains and losses on the underlying assets to be amortized over the duration of the underlying investments, through adjustments to the future interest crediting rate. Also, the net crediting rate reflects fees paid to investment contract issuers, the contracts are designed to reset their respective crediting rates on a quarterly basis although they can be reset at other times based on portfolio activity or allocation, and the contracts cannot credit an interest rate that is less than zero percent. The crediting rates of the contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. To the extent that the underlying portfolio of a contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

The primary variables impacting the future crediting rates of the investment contracts include:

•	the current yield of the assets underlying the contracts,

•	the duration of the assets underlying the contracts, and

•	the existing difference between the fair values and contract values of the assets within the contracts.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

The contracts use the following compound crediting rate formula:

CR = [(FV/CV)(1/D)*(1+Y)]-1, where:

CR = crediting rate

FV = fair value of underlying portfolio

CV = contract value

D = weighted average duration of the underlying portfolio

Y = annualized weighted average yield to maturity of the underlying portfolio

The yield earned by the account at December 31, 2014 was 1.42%. This represents the annualized earnings of all investments in the account divided by the fair value of all investments in the account at December 31, 2014.

The yield earned by the account with an adjustment to reflect the actual interest rate credited to Participants at December 31, 2014 was 1.18%. This represents the annualized earnings credited to Participants divided by the fair value of all investments in the account at December 31, 2014.

Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the account’s structure or administration;

•	changes to the Plans’ competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the investment, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the interests in the account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the account or participating plans;

•	the delivery of any communication to Participants designed to influence a participant not to invest in the investment option.

At this time, the Company does not believe that the occurrence of any such market value event, which would limit the account’s ability to transact at contract value with participants, is probable.

These contracts contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

pay the excess contract value when the fair value is below contract value at the time of termination. In addition, if the Company defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination.

6.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2014, the Plan held Company common stock with a cost and fair value of $188,255,416 and $248,306,627, respectively. During 2014, the Plan purchased shares at a cost of $27,122,220 and sold shares valued at $35,008,574.

At December 31, 2013, the Plan held Company common stock with a cost and fair value of $193,124,708 and $203,615,803, respectively. During 2013, the Plan purchased shares at a cost of $23,776,362 and sold shares valued at $27,778,272.

Dividend income from Company common stock was $8,501,427 and $8,541,962 for the years ended December 31, 2014 and December 31, 2013, respectively.

At December 31, 2014, the Plan held shares in the Fidelity Management Trust Company Institutional Cash Portfolio (Note 3). This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping and trust services were $1,094,988 and $1,007,262 for the years ended December 31, 2014 and December 31, 2013, respectively.

Fees paid to and investments issued by various Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013

Net assets available for benefits per the financial statements	$2,023,284,820	$1,920,935,435
Amounts allocated to deemed distributions of notes receivable from Participants	(1,172,844)	(1,045,123)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	671,952	–

Net assets available for benefits per the Form 5500	$2,022,783,928	$1,919,890,312

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013

Total additions per the financial statements	$257,532,048	$421,722,230
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	671,952	–
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	–	(19,429,644)
Less: Interest income of defaulted notes receivable from Participants	(85,152)	(77,703)

Total income per the Form 5500	$258,118,848	$402,214,883

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013

Total deductions per the financial statements	$155,182,663	$111,797,784
Add: Net increase (decrease) in defaulted notes receivable from Participants	42,569	(15,622)

Total expenses per the Form 5500	$155,225,232	$111,782,162

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

8.	Federal Income Tax Status

The Company obtained its latest determination letter September 18, 2013, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund	$106,315,363	$122,967,205
	Pacific Investment Management Company	PIMCO Total Return Fund	74,879,612	73,200,714
	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund	42,819,670	50,151,187
*	Fidelity Management Trust Company	FMTC Institutional Cash Portfolio	23,665,553	23,665,552

	Total Mutual Funds		247,680,198	269,984,658

	Collective Investment Trusts
	Allianz Global Investors Fund Management	AllianzGI NFJ Dividend Value CIT	100,856,568	138,865,150
	Nuveen Fund Advisors	NWQ Small/Mid Cap Value Fund	56,330,236	79,241,954
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund F	91,393,003	92,272,061
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund L	22,800,000	23,449,626
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund N	25,600,000	26,320,296
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund Q	31,941,154	32,334,243
	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund	130,758,025	216,739,324
	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 NL Fund	154,911,385	138,419,624
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2020 Fund	77,141,738	90,104,434
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2025 Fund	56,823,898	68,739,236
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2030 Fund	37,458,047	45,847,351
	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index NL Fund	45,453,251	46,952,719
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL Retirement Fund	42,665,139	44,158,903
	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index NL Fund	37,084,617	38,198,496
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2035 Fund	19,453,280	23,818,265
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2040 Fund	17,383,532	21,325,453
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2045 Fund	14,346,410	17,629,758
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2050 Fund	12,542,486	15,642,916
	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund	15,624,887	15,630,986
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2055 Fund	6,296,337	6,928,616

	Total Collective Investment Trusts		996,863,993	1,182,619,411

	Pooled Separate Accounts
	Massachusetts Mutual Life Ins. Co.	Separate Account #SB43	31,918,376	32,297,606
	Metropolitan Life Ins Co.	Separate Account #690	31,906,840	32,181,096
	Metropolitan Life Ins Co.	Separate Account #695	31,810,551	32,446,402

	Total Pooled Separate Accounts		95,635,767	96,925,104

	Common Stocks
*	Ameren Corporation	5,382,758.000000 Shares	188,255,416	248,306,627
	ACTAVIS PLC	4,219.000000 Shares	1,124,408	1,086,013
	PERRIGO CO PLC	7,076.000000 Shares	1,093,685	1,182,824
	ABBOTT LABORATORIES	45,833.000000 Shares	1,696,861	2,063,402
	ADOBE SYSTEMS INC	19,464.000000 Shares	1,121,924	1,415,033
	ALEXION PHARMACEUTICALS	7,489.000000 Shares	830,942	1,385,690
	ALIBABA GROUP HLD SPON AD	13,134.000000 Shares	1,025,115	1,365,148
	ALLERGAN INC	5,336.000000 Shares	594,920	1,134,380
	AMAZON.COM INC	8,597.000000 Shares	2,181,675	2,668,079
	AMERICAN TOWER CORP	10,391.000000 Shares	747,886	1,027,150
	ANADARKO PETROLEUM CORP	11,861.000000 Shares	869,860	978,533
	APPLE INC	34,906.000000 Shares	3,227,455	3,852,924
	APPLIED MATERIALS INC	10,308.000000 Shares	242,775	256,875
	BIOMARIN PHARMACEUTICAL	18,175.000000 Shares	1,158,233	1,643,020
	BIOGEN IDEC INC	6,569.000000 Shares	1,100,056	2,229,847

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	BOEING CO	12,294.000000 Shares	936,785	1,597,974
	BRISTOL-MYERS SQUIBB CO	34,336.000000 Shares	1,722,726	2,026,854
	CANADIAN PAC RAILWAY (W/I	7,373.000000 Shares	883,706	1,420,703
	CELGENE CORP	16,114.000000 Shares	1,144,660	1,802,512
	CHIPOTLE MEXICAN GRILL	1,268.000000 Shares	475,474	867,959
	CONCHO RESOURCES INC	9,794.000000 Shares	831,586	976,952
	COSTCO WHOLESALE CORP	13,547.000000 Shares	1,376,718	1,920,287
	DISNEY (WALT) CO	15,989.000000 Shares	837,438	1,506,004
	DUNKIN BRANDS GROUP INC	9,475.000000 Shares	282,698	404,109
	EOG RESOURCES INC	10,526.000000 Shares	617,452	969,129
	FACEBOOK INC A	38,818.000000 Shares	1,335,292	3,028,580
	FIREEYE INC	18,426.000000 Shares	843,676	581,893
	FLEETCOR TECHNOLOGIES INC	7,266.000000 Shares	888,345	1,080,527
	GILEAD SCIENCES INC	12,774.000000 Shares	458,433	1,204,077
	GOLDMAN SACHS GROUP INC	5,241.000000 Shares	718,298	1,015,863
	GOOGLE INC CL A	3,599.000000 Shares	1,407,584	1,909,845
	GOOGLE INC CL C	3,650.000000 Shares	1,431,959	1,921,360
	ILLUMINA INC	7,847.000000 Shares	464,088	1,448,399
	INCYTE CORP	5,522.000000 Shares	356,938	403,713
	LAS VEGAS SANDS CORP	11,227.000000 Shares	890,714	652,962
	LENDINGCLUB CORP	2,010.000000 Shares	30,150	50,853
	LINKEDIN CORP CL A	7,717.000000 Shares	998,309	1,772,672
	MARRIOTT INTL INC A	18,945.000000 Shares	1,089,172	1,478,278
	MASTERCARD INC CL A	35,493.000000 Shares	1,739,263	3,058,077
	MCGRAW HILL FINANCIAL INC	9,876.000000 Shares	865,124	878,766
	MONDELEZ INTL INC	37,527.000000 Shares	1,082,925	1,363,168
	MONSANTO CO	14,379.000000 Shares	1,314,963	1,717,859
	MORGAN STANLEY	44,626.000000 Shares	1,453,742	1,731,489
	NETFLIX INC	3,603.000000 Shares	1,062,216	1,230,821
	NIKE INC CL B	23,316.000000 Shares	1,139,514	2,241,833
	PRECISION CASTPARTS CORP	6,465.000000 Shares	1,067,214	1,557,289
	PRICELINE GROUP INC	1,704.000000 Shares	1,110,830	1,942,918
	RED HAT INC	21,996.000000 Shares	1,153,550	1,520,803
	SALESFORCE.COM INC	31,324.000000 Shares	1,287,889	1,857,826
	SCHLUMBERGER LTD	11,202.000000 Shares	847,286	956,763
	SPLUNK INC	17,816.000000 Shares	677,938	1,050,253
	STARBUCKS CORP	15,664.000000 Shares	1,186,305	1,285,231
	TJX COMPANIES INC NEW	12,055.000000 Shares	522,493	826,732
	TESLA MOTORS INC	3,934.000000 Shares	601,811	874,961
	TIFFANY & CO	9,012.000000 Shares	870,787	963,022
	TRIPADVISOR INC	9,896.000000 Shares	852,621	738,835
	TWENTY FIRST CENTURY FOX	25,653.000000 Shares	828,017	985,203
	TWITTER INC	26,526.000000 Shares	1,055,866	951,488
	UNDER ARMOUR INC CL A	16,035.000000 Shares	647,530	1,088,777
	VERTEX PHARMACEUTICALS	8,276.000000 Shares	471,613	983,189
	VISA INC CL A	9,548.000000 Shares	1,428,542	2,503,486
	VMWARE INC CL A	7,994.000000 Shares	740,609	659,665
	WHOLE FOODS MARKET INC	19,034.000000 Shares	933,678	959,694
	WORKDAY INC CL A	11,869.000000 Shares	795,608	968,629
	SIGNET JEWELERS LTD (US)	9,670.000000 Shares	1,046,007	1,272,282
	JAZZ PHARMA PLC	1,400.000000 Shares	238,585	229,222
	NORWEGIAN CRUISE LINE HLG	17,600.000000 Shares	695,168	822,976

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	AAC HOLDINGS INC	7,600.000000 Shares	190,042	234,992
	ACORDA THERAPEUTICS INC	4,983.000000 Shares	175,289	203,655
	ADEPTUS HEALTH INC A	8,400.000000 Shares	212,207	314,160
	ALNYLAM PHARMACEUTICALS	6,470.000000 Shares	395,557	627,590
	APOGEE ENTERPRISES INC	8,600.000000 Shares	396,800	364,382
	AUTODESK INC	11,373.000000 Shares	594,018	683,062
	BIG LOTS INC	8,022.000000 Shares	364,340	321,040
	BLACKHAWK NETWORK HLDGS A	9,600.000000 Shares	337,948	372,480
	BOSTON BEER COMPANY CL A	1,000.000000 Shares	293,517	289,540
	BUFFALO WILD WINGS INC	2,700.000000 Shares	425,471	487,026
	BURLINGTON STORES INC	10,300.000000 Shares	459,974	486,778
	CAVIUM INC	8,400.000000 Shares	431,543	519,288
	CINTAS CORP	7,700.000000 Shares	563,889	603,988
	COMSCORE INC	12,804.000000 Shares	293,755	594,490
	CYPRESS SEMICONDUCTOR	34,900.000000 Shares	443,708	498,372
	DEALERTRACK TECH INC	6,700.000000 Shares	302,893	296,877
	DECKERS OUTDOOR CORP	9,450.000000 Shares	745,550	860,328
	RADWARE LTD	16,600.000000 Shares	326,171	365,532
	DEXCOM INC	9,800.000000 Shares	431,865	539,490
	DIAMOND FOODS INC	9,450.000000 Shares	210,635	266,774
	EAST WEST BANCORP INC	8,000.000000 Shares	312,101	309,680
	EDWARDS LIFESCIENCES CORP	3,155.000000 Shares	320,771	401,884
	ELECTRONIC ARTS INC	7,040.000000 Shares	187,846	330,986
	ELECTRONICS FOR IMAGING	9,950.000000 Shares	416,055	426,159
	ENERGIZER HOLDINGS INC	5,040.000000 Shares	643,730	647,942
	EXACT SCIENCES CORP	8,938.000000 Shares	143,367	245,259
	EXPEDIA INC	4,040.000000 Shares	302,021	344,854
	FARO TECHNOLOGIES INC	9,170.000000 Shares	496,554	574,776
	F5 NETWORKS INC	7,760.000000 Shares	896,580	1,012,408
	FIESTA RESTAURANT GROUP	10,450.000000 Shares	342,138	635,360
	FORTINET INC	23,900.000000 Shares	622,027	732,774
	FRESHPET INC	15,708.000000 Shares	258,420	267,978
	G-III APPAREL GROUP LTD	7,670.000000 Shares	523,029	774,747
	GLOBAL PAYMENTS INC	10,500.000000 Shares	812,227	847,665
	HABIT RESTAURANTS CL A	5,000.000000 Shares	90,000	161,750
	HAIN CELESTIAL GROUP INC	8,600.000000 Shares	426,478	501,294
	HANESBRANDS INC	5,650.000000 Shares	413,195	630,653
	HARMAN INTL IND INC NEW	11,586.000000 Shares	949,559	1,236,342
	HEADWATERS INC	32,603.000000 Shares	445,866	488,719
	HOSPIRA INC	7,100.000000 Shares	413,533	434,875
	IDEXX LABS INC	2,100.000000 Shares	317,031	311,367
	INCYTE CORP	3,000.000000 Shares	208,263	219,330
	INTEGRATED DEVICE TECH	19,998.000000 Shares	333,359	391,961
	ISIS PHARMACEUTICALS CO	4,600.000000 Shares	220,306	284,004
	JACK IN THE BOX INC	5,000.000000 Shares	365,401	399,800
	JETBLUE AIRWAYS CORP	14,200.000000 Shares	218,568	225,212
	LENNAR CORP CL A	11,329.000000 Shares	477,837	507,652
	LULULEMON ATHLETICA INC	10,600.000000 Shares	565,608	591,374
	MWI VETERINARY SUPPLY INC	2,100.000000 Shares	355,742	356,811
	MEDIVATION INC	7,950.000000 Shares	588,109	791,900
	MIDDLEBY CORP	8,070.000000 Shares	596,018	799,737
	PVH CORP	3,600.000000 Shares	446,532	461,412

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	PTC THERAPEUTICS INC	5,200.000000 Shares	213,699	269,204
	PACIRA PHARMACE	2,500.000000 Shares	239,199	221,650
	PALL CORP	3,700.000000 Shares	355,991	374,477
	PALO ALTO NETWORKS INC	3,700.000000 Shares	397,918	453,509
	PANDORA MEDIA INC	7,574.000000 Shares	190,138	135,044
	PITNEY-BOWES INC	17,640.000000 Shares	284,054	429,887
	PROOFPOINT INC	16,240.000000 Shares	406,031	783,255
	PUMA BIOTECHNOLOGY INC	1,135.000000 Shares	239,468	214,821
	RACKSPACE HOSTING INC	13,900.000000 Shares	605,488	650,659
	RADIAN GROUP INC	42,700.000000 Shares	717,453	713,944
	RITE AID CORP	65,300.000000 Shares	448,775	491,056
	ROBERT HALF INTL INC.	20,300.000000 Shares	1,012,134	1,185,114
	RYDER SYSTEM INC	4,690.000000 Shares	421,216	435,467
	SERVICENOW INC	18,310.000000 Shares	821,892	1,242,334
	SIGNATURE BANK	5,560.000000 Shares	573,358	700,338
	STAMPS.COM INC	6,700.000000 Shares	314,254	321,533
	TEAM HEALTH HOLDINGS INC	6,700.000000 Shares	386,066	385,451
	TENET HEALTHCARE CORP	4,200.000000 Shares	228,367	212,814
	TRACTOR SUPPLY CO.	4,600.000000 Shares	323,489	362,572
	ULTA SALON COSMETICS & FR	6,800.000000 Shares	811,167	869,312
	UNDER ARMOUR INC CL A	8,242.000000 Shares	388,177	559,632
	UNIVERSAL HEALTH SVC CL B	2,200.000000 Shares	236,874	244,772
	VERIFONE SYSTEMS INC	19,640.000000 Shares	697,247	730,608
	VULCAN MATERIALS CO	8,555.000000 Shares	460,901	562,320
	WAGEWORKS INC	5,406.000000 Shares	161,407	349,065
	WHITEWAVE FOODS CO CL A	15,400.000000 Shares	557,267	538,846
	WILLIAMS-SONOMA INC	3,380.000000 Shares	229,089	255,798
	XPO LOGISTICS INC	23,174.000000 Shares	668,995	947,353
	YELP INC	8,160.000000 Shares	575,192	446,597
	ZELTIQ AESTHETICS INC	15,861.000000 Shares	338,698	442,681
	FRANK’S INTERNATIONAL NV	20,613.000000 Shares	507,679	342,794
	LAZARD LTD CL A	9,290.000000 Shares	485,725	464,779
	ABM INDUSTRIES INC	17,399.000000 Shares	488,650	498,481
	ABIOMED INC	14,640.000000 Shares	302,331	557,198
	AFFILIATED MANAGERS GRP	4,750.000000 Shares	636,555	1,008,140
	AKAMAI TECHNOLOGIES INC	12,945.000000 Shares	561,366	815,017
	AKORN INC	16,644.000000 Shares	581,816	602,513
	ALIGN TECHNOLOGY INC	12,517.000000 Shares	388,873	699,825
	ANSYS INC	7,260.000000 Shares	527,809	595,320
	B/E AEROSPACE INC	7,320.000000 Shares	261,202	424,706
	BIOMARIN PHARMACEUTICAL	10,760.000000 Shares	588,129	972,704
	BIO TECHNE CORP	7,210.000000 Shares	656,294	666,204
	BOOZ ALLEN HAMILTON CL A	22,953.000000 Shares	505,835	608,943
	BROOKDALE SENIOR LIVING	18,050.000000 Shares	469,583	661,894
	CBOE HOLDINGS INC	14,590.000000 Shares	472,725	925,298
	CARRIZO OIL & GAS INC	7,460.000000 Shares	371,325	310,336
	CATAMARAN CORP	10,920.000000 Shares	517,493	565,110
	CELANESE CORP SER A	11,370.000000 Shares	433,368	681,745
	CHOICE HOTELS INTL INC	10,400.000000 Shares	544,611	582,608
	CORPORATE EXECUTIVE BRD C	8,185.000000 Shares	434,018	593,658
	COSTAR GROUP INC	4,343.000000 Shares	406,588	797,505
	CYBERONICS INC	7,655.000000 Shares	481,628	426,230

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	FIRSTSERVICE CORP	10,652.000000 Shares	333,669	541,761
	DREW INDUSTRIES INC	9,470.000000 Shares	423,572	483,633
	ENCORE CAP GROUP INC	10,900.000000 Shares	368,284	483,960
	EXACT SCIENCES CORP	23,726.000000 Shares	416,006	651,041
	EXAMWORKS GROUP INC	10,381.000000 Shares	316,620	431,746
	FXCM INC CLASS A	40,678.000000 Shares	627,354	674,034
	FACTSET RESEARCH SYS INC	4,630.000000 Shares	470,892	651,673
	FIRST CASH FIN SRVS INC	6,610.000000 Shares	331,547	367,979
	FORTUNE BRANDS HOME & SEC	12,281.000000 Shares	405,955	555,961
	FORUM ENERGY TECH INC	11,820.000000 Shares	384,087	245,029
	GARTNER INC	8,350.000000 Shares	415,132	703,154
	GRACO INC	4,743.000000 Shares	287,622	380,294
	GUIDEWIRE SOFTWARE INC	21,202.000000 Shares	796,949	1,073,457
	GULFPORT ENERGY CORP	6,100.000000 Shares	370,161	254,614
	HEALTHCARE SVCS GROUP INC	16,420.000000 Shares	390,825	507,871
	HEALTHSOUTH CORP	23,296.000000 Shares	673,267	895,964
	HELMERICH & PAYNE INC	3,207.000000 Shares	175,960	216,216
	HEXCEL CORPORATION	14,450.000000 Shares	589,985	599,531
	ICF INTERNATIONAL INC	20,147.000000 Shares	401,022	825,624
	IDEXX LABS INC	4,913.000000 Shares	479,702	728,451
	INTERNATIONAL FLAVORS & F	7,430.000000 Shares	709,319	753,105
	JARDEN CORP	16,005.000000 Shares	407,301	766,319
	JONES LANG LASALLE INC	8,200.000000 Shares	791,377	1,229,426
	J2 GLOBAL INC	24,355.000000 Shares	1,079,342	1,510,010
	KLX INC W/I	3,660.000000 Shares	99,344	150,975
	LPL FIN HLDGS INC	10,694.000000 Shares	463,391	476,418
	LIGAND PHARMACEUTICALS	9,772.000000 Shares	496,510	519,968
	MANPOWERGROUP INC	5,680.000000 Shares	238,490	387,206
	MEDIVATION INC	5,624.000000 Shares	436,353	560,207
	MEDNAX INC	13,710.000000 Shares	737,343	906,368
	METTLER-TOLEDO INTL INC	2,930.000000 Shares	661,938	886,208
	MIDDLEBY CORP	5,984.000000 Shares	487,168	593,014
	NEUSTAR INC CL A	12,536.000000 Shares	580,133	348,501
	NU SKIN ENTERPRISES CL A	13,860.000000 Shares	655,390	605,682
	OCEANEERING INTL INC	4,780.000000 Shares	272,224	281,112
	OLD DOMINION FREIGHT LINE	8,014.000000 Shares	297,946	622,207
	PRA GROUP INC	14,760.000000 Shares	624,013	855,047
	PANDORA MEDIA INC	24,325.000000 Shares	411,883	433,715
	POLARIS INDUSTRIES INC	5,070.000000 Shares	520,255	766,787
	QUINTILES TRANSNATL HLDGS	12,820.000000 Shares	714,651	754,713
	ROBERT HALF INTL INC.	19,890.000000 Shares	549,986	1,161,178
	SBA COMM CORP CL A	8,660.000000 Shares	599,457	959,182
	SALLY BEAUTY HLDGS INC	18,770.000000 Shares	468,784	576,990
	SIGNATURE BANK	5,420.000000 Shares	508,904	682,703
	SIRONA DENTAL SYSTEMS INC	10,869.000000 Shares	663,966	949,624
	SIX FLAGS ENTERTAINMENT	26,230.000000 Shares	970,885	1,131,825
	STERICYCLE INC	9,740.000000 Shares	917,514	1,276,719
	TEAM HEALTH HOLDINGS INC	9,966.000000 Shares	299,209	573,344
	TORO CO	7,310.000000 Shares	464,660	466,451
	TOWERS WATSON & CO CL A	6,000.000000 Shares	631,808	679,020
	TRACTOR SUPPLY CO.	7,040.000000 Shares	355,194	554,893
	TRANSDIGM GROUP INC	2,551.000000 Shares	411,220	500,889

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	TRIMAS CORP	16,082.000000 Shares	411,873	503,206
	2U INC	20,798.000000 Shares	379,644	408,889
	VANTIV INC	23,970.000000 Shares	676,388	813,062
	WILLIAMS-SONOMA INC	12,920.000000 Shares	754,232	977,786

	Total Common Stocks		326,648,862	429,360,679

	Exchange Traded Funds
	ISHARES RUSSEL MIDCP GRWT	2,090.000000 Shares	192,505	194,851
	ISHARES RUSSELL 2000 GR E	5,750.000000 Shares	791,771	818,685

	Total Exchange Traded Funds		984,276	1,013,536

	American Depositary Receipts
	ARM HOLDINGS PLC SPON ADR	22,113.000000 Shares	889,223	1,023,832
	INDITEX SA UNSPN ADR	74,360.000000 Shares	949,731	1,055,912
	NOVO-NORDISK AS CL B ADR	36,951.000000 Shares	1,211,825	1,563,766
	SHIRE PLC SPON ADR	5,172.000000 Shares	1,103,521	1,099,257
	WNS HLDGS LTD SP ADR	23,643.000000 Shares	345,874	488,465

	Total American Depositary Receipts		4,500,174	5,231,232

	Investment Contract
	Metropolitan Life Ins Co.	1.14%	–	17,373
	Overnight Deposit Instrument
	BBH&Co.	BBH&Co. Cash Management Service	1,659,190	1,659,190
	Notes Receivable
* / **	Participants	Participant Loans	34,286,429	34,286,429

			1,708,258,889	2,021,097,612

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2025.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION SAVINGS INVESTMENT PLAN AMEREN SERVICES COMPANY (Administrator)

By	/s/ Daniel F. Cole
Daniel F. Cole Chairman and President Ameren Services Company

June 26, 2015

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm